EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Affimed Announces Oral Presentation and Five Poster Presentations at the 2018 American Society of Hematology Annual Meeting

Heidelberg, Germany, November 1, 2018 – Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies that harness the power of innate and adaptive immunity (NK cells, macrophages and T cells), today announced that six abstracts highlighting data from the Company’s innate immune cell and T cell-based therapeutic programs have been accepted for presentation at the 60th American Society of Hematology (ASH) Annual Meeting and Exposition, being held December 1-4, 2018 in San Diego, CA.

Presentations related to Affimed’s CD16A innate immune cells engager programs include 6-month follow-up data from the clinical study of AFM13, Affimed’s lead CD30/CD16A bispecific ROCK® antibody, in combination with Merck’s Keytruda® (pembrolizumab), interim data from Columbia University on AFM13 in relapsed or refractory CD30-positive lymphoma with cutaneous manifestation including translational data, and preclinical data from The University of Texas MD Anderson Cancer Center on cord blood-derived allogeneic NK cells in combination with AFM13. Additional abstracts on CD16A engagers include updates on the Company’s research on the role of AFM13 activating CD16A expressing macrophages to eliminate tumor cells, as well as preclinical data supporting further development of Affimed’s partnered ROCK®-based development candidate AFM26 (BCMA/CD16A) as a promising treatment for patients with multiple myeloma.

Preliminary results, including clinical activity and safety, from a dose escalation trial in relapsed/refractory acute lymphoblastic leukemia for AFM11, Affimed’s CD19 targeting T cell engager, will also be presented.

Full abstracts of the presentations can be accessed on the ASH website at http://www.hematology.org/. Details for ASH presentations are as follows:

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Oral Presentation

Abstract: Cord Blood Derived Natural Killer Cells Loaded with a Tetravalent Bispecific Antibody Construct (AFM13) As Off-the-Shelf Cell Therapy for CD30+ Malignancies

Session: 625. Lymphoma: Pre-Clinical—Chemotherapy and Biologic Agents: Immunologic approaches

Date and Time: Sunday, December 2, 2018 9:30 AM - 11:00 AM

Location: San Diego Convention Center, Room 28D

Poster Presentations

Abstract: A Phase 1b Study Investigating the Combination of the Tetravalent Bispecific NK Cell Engager AFM13 and Pembrolizumab in Patients with Relapsed/Refractory Hodgkin Lymphoma after Brentuximab Vedotin Failure: Updated Safety and Efficacy Data

Session: 624. Hodgkin Lymphoma and T/NK Cell Lymphoma—Clinical Studies: Poster I

Date and Time: Saturday, December 1, 2018 6:15 PM - 8:15 PM

Location: San Diego Convention Center, Hall GH

Abstract: Clinical and Biological Evaluation of the Novel CD30/CD16A Tetravalent Bispecific Antibody (AFM13) in Relapsed or Refractory CD30-Positive Lymphoma with Cutaneous Presentation: A Biomarker Phase Ib/IIa Study (NCT03192202)

Session: 624. Hodgkin Lymphoma and T/NK Cell Lymphoma—Clinical Studies: Poster II

Date and Time: Sunday, December 2, 2018 6:00 PM - 8:00 PM

Location: San Diego Convention Center, Hall GH

Abstract: CD16A-Specific Tetravalent Bispecific Immune Cell Engagers Potently Induce Antibody-Dependent Cellular Phagocytosis (ADCP) on Macrophages

Session: 201. Granulocytes, Monocytes, and Macrophages: Poster I

Date and Time: Saturday, December 1, 2018 6:15 PM - 8:15 PM

Location: San Diego Convention Center, Hall GH

Abstract: Preclinical Characterization of AFM26, a Novel B Cell Maturation Antigen (BCMA)-Directed Tetravalent Bispecific Antibody for High Affinity Retargeting of NK Cells Against Myeloma

Session: 652. Myeloma: Pathophysiology and Pre-Clinical Studies, excluding Therapy: Poster I

Date and Time: Saturday, December 1, 2018 6:15 PM - 8:15 PM

Location: San Diego Convention Center, Hall GH

Abstract: A Phase 1 Study Investigating AFM11 in Patients with Relapsed/Refractory B Cell Precursor Acute Lymphoblastic Leukemia: Preliminary Results

Session: 612. Acute Lymphoblastic Leukemia: Clinical Studies: Poster III

Date and Time: Monday, December 3, 2018 6:00 PM - 8:00 PM

Location: San Diego Convention Center, Hall GH

About Affimed N.V.

Affimed (Nasdaq: AFMD) engineers targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK cells, macrophages and T cells). We are developing single and combination therapies to treat cancers and other life-threatening diseases. For more information, please visit www.affimed.com.

Affimed Media Contact:

Anca Alexandru, Head of Communications, EU IR

E-Mail: media@affimed.com

Affimed Investor Contact:

Gregory Gin, Head of Investor Relations

E-Mail: IR@affimed.com

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